UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coleman Cable, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

193459302

(CUSIP Number)

James J. Junewicz

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5257

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons The DB 2006 Trust (the “Reporting Person”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTE: The Reporting Person previously filed a Schedule 13D dated January 6, 2014 (the “Schedule 13D”) pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D reflects a material change in the Reporting Persons beneficial ownership.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of Coleman Cable, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1530 Shields Drive, Waukegan, Illinois 60085.

Item 2. Identity and Background

(a)-(c)	This Schedule 13D is being filed by the DB 2006 Trust (the “Reporting Person”). The Reporting Person is organized under the state of New York. Its address is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219. The Reporting Person is a trust for the benefit of David Bistricer, co-chairman of the board of directors of the Issuer. Ester Bistricer, wife of David Bistricer, Michael Friedman, and Lester E. Lipschutz are the trustees of the Reporting Person, and a majority of the trustees, acting together, have the power to vote and to dispose or direct the vote and disposition of the reported shares.

(d)-(e)	During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 0 shares of Common Stock of the Company. No purchases were made in connection with this report.

Item 4. Purpose of Transaction

As of January 21, 2014, the Reporting Person transferred 1,812,586 shares of Common Stock to the David Bistricer 2013 Trust. No consideration was paid for the transfer of shares. As a consequence, the Reporting Person no longer beneficially owns any shares of Common Stock.

General

On December 20, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Southwire Company, a Delaware corporation (“Parent”), and Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). In connection with the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of December 20, 2013, with the Reporting Person (the “Support Agreement”).

Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of Common Stock of the Company at a price of $26.25 per Share in cash, net to the seller in cash but subject to any applicable withholding of taxes.

The obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding shares of Common Stock on a fully-diluted basis as of the scheduled expiration of the Offer (assuming the issuance of all shares of Common Stock issuable upon the exercise of all outstanding options and other rights to purchase shares of Common Stock) (such condition, the “Minimum Condition”). The Minimum Condition may not be waived by Merger Sub without the prior written consent of the Company. The obligation of Merger Sub to consummate the Offer is subject to the expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the completion of the marketing period for Parent’s financing and other customary closing conditions. Consummation of the Offer is not subject to a financing condition.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) as provided in the Merger Agreement, with the Company being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares owned by Parent, Merger Sub, the Company or any of their respective direct or indirect wholly-owned subsidiaries and (ii) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes.

The closing of the Merger is subject to customary closing conditions, and, depending on the availability of short form statutory merger procedures under the DGCL, adoption of the Merger Agreement by the Company’s stockholders may be required. The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Merger Sub. The Company has agreed to operate its business in the ordinary course until the Effective Time. The Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposals.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into the Support Agreement with Parent and Merger Sub. Pursuant to the terms of the Support Agreement, the Reporting Person had agreed to tender 1,359,134 shares in the Offer on the terms and subject to the conditions of such agreement. The shares subject to the Support Agreement comprise approximately 7.4% of all outstanding Shares. The Support Agreement will terminate in certain circumstances, including upon termination of the Merger Agreement.

As of January 21, 2014, the Reporting Person transferred all of its shares of Common Stock to the David Bistricer 2013 Trust. No consideration was paid for the transfer of shares. As a consequence, the Reporting Person no longer beneficially owns any shares of Common Stock. In connection with such transfer, the David Bistricer 2013 Trust entered into a joinder to the Support Agreement.

Except as described in this Item 4 of Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Company or other persons.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of January 21, 2014, the Reporting Person transferred all of its shares of Common Stock to the David Bistricer 2013 Trust. No consideration was paid for the transfer of shares. As a consequence, the Reporting Person no longer beneficially owns any shares of Common Stock.

(c) On January 16, 2014, the Reporting Person transferred 30,050 shares of Common Stock to the David Bistricer 2013 Trust. On January 21, 2014, the Reporting Person transferred 1,782,536 shares of Common Stock to the David Bistricer 2013 Trust. No consideration was paid for the transfer of shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is party to the Support Agreement, as further described in Item 4. There are otherwise no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

99.1	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Southwire Company and Cubs Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on December 20, 2013).

99.2	Tender and Support Agreement, dated December 20, 2013, by and among Southwire Company, Cubs Acquisition Corporation and The DB 2006 Trust (incorporated by reference to Exhibit 99.1 to Coleman’s Current Report on Form 8-K filed with the SEC on December 20, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE DB 2006 TRUST

Date: January 29, 2014	By:	/s/ Michael Friedman
By: Michael Friedman
Title: Trustee

THE DB 2006 TRUST

Date: January 29, 2014	By:	/s/ Lester E. Lipschutz
By: Lester E. Lipschutz
Title: Trustee